Exhibit 99(a)(1)(AA)

Notice to Former UK Employees Residing in France, Germany, Spain, Sweden and Switzerland regarding the Option Exchange Program

This notice amends and supplements the information provided to you in the Guides to Tax Issues in France, Germany, Spain, Sweden, Switzerland and the United Kingdom, which were attached as Appendix C to the Offer to Exchange.

This notice applies only if you were tax resident and ordinarily resident in the United Kingdom when your eligible options were granted, but have subsequently relocated to France, Germany, Spain, Sweden or Switzerland and are residing in one of these countries when the restricted stock units are granted to you pursuant to the Offer to Exchange.

This notice is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

UK National Insurance Contributions

As noted in the Guide to Tax Issues in the United Kingdom, EA has been liaising with HM Revenue and Customs (“HMRC”) to determine whether you could be subject to employee and/or employer UK National Insurance contributions (“NICs”) on the income realized at vesting of your restricted stock units.

HMRC has now confirmed that no UK NICs should be due on such income, provided your current country of residence imposes social security contributions on at least a portion of the income.

Assuming you are a permanent resident of your new country of residence and subject to the social security laws of your new country of residence, we believe that you generally will be subject to social security contributions on at least a portion of the income realized at vesting of the restricted stock units in your new country of residence. (Note you will be considered as being generally subject to social security contributions even if you have already reached any applicable contribution ceiling.)

As a result, we believe that you will not be subject to UK NICs on the income realized at vesting of the restricted stock units, and EA does not intend to withhold any employee UK NICs from such income, nor does it intend to transfer the liability for employer UK NICs to you when you vest in your restricted stock units.

Please note that this information is based on several assumptions, as noted herein. If these assumptions do not apply to you, you may be subject to UK NICs and EA will withhold the employee and employer NICs from the income realized at vesting. Please check with your personal tax advisor to determine whether you could be subject to UK NICs.

You should note that, although your restricted stock units should not be subject to UK NICs, you will still be subject to UK income tax on at least a portion of the income realized at vesting of the restricted stock units, and your former UK employer and/or EA will withhold such income tax due at vesting, as further described in the Guide to Tax Issues in the United Kingdom.

If you have any questions, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to optionexchange@EA.com.